

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

July 29, 2010

Charles F. Cargile
Chief Financial Officer
Newport Corporation
1791 Deere Avenue
Irvine, CA 92606

> **Re: Newport Corporation**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 5, 2010**
> **File No. 000-01649**

Dear Mr. Cargile:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief